April 25, 2006

Filed as Correspondence

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance/Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Submitted via EDGAR and facsimile (202-772-9368)

RE:	Snap-on Incorporated Response letter addressing Form 10-K for the fiscal year ended December 31, 2005, filed February 21, 2006

Dear Mr. Hartz:

Set forth in this letter is Snap-on Incorporated’s (“Snap-on” or “the Company”) response to the Staff’s comments dated March 27, 2006, regarding the Company’s Form 10-K for the year ended December 31, 2005. All responses are cross-referenced to the numbered comments in your letter in the order presented. In addition, we have included the text of the comments in your letter.

Form 10-K for the Year Ended December 31, 2005

Comment #1: Item 3. Legal Proceedings, page 18

Please provide us with a more comprehensive description of the claims being brought against you by former dealers. In addition, based on your current disclosure, it is unclear whether you believe a material loss is possible related to this matter. If a material loss is reasonably possible, please provide the additional disclosures required by SAB 5:Y and SFAS 5.

Response:

Legal Proceedings Involving Franchisees
As with any business, from time to time a franchisee is unable to succeed in operating a franchise and the franchise relationship is terminated – either by Snap-on or by the franchisee. Since these franchise relationships are governed by contract, it is not

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Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

uncommon for litigation to result from the termination of these relationships. Over the last ten years, Snap-on has averaged 12 filed claims outstanding at the end of each fiscal year and 19 filed claims were outstanding at the end of 2005, which is less than ½ of 1% of the franchise relationships that the Company has. Annual settlement amounts for franchise matters for the last ten years have not been significant.

In litigation, the franchisee generally alleges some or all of the following claims: violation of a franchise, state securities or antitrust law; fraud; unfair or deceptive practices; breach of contract; breach of fiduciary duty and/or breach of an implied covenant of good faith and fair dealing. These claims are of the same nature as those made purportedly on behalf of current and former franchised dealers seeking adjudication of certain claims as a class, as discussed in Item 3 of Snap-on’s 2005 Form 10-K.

While franchisee litigation usually involves the same legal causes of action, plaintiffs’ attorneys routinely introduce new legal theories and try new legal tactics from time to time in an attempt to distinguish their case and to try to confuse the issues related to the termination for the purpose of increasing the settlement value of their case.

Representation of our terminated franchisees has primarily been concentrated with one law firm, Marks & Klein (the “Marks Firm”). The Marks Firm routinely solicits terminated franchisees in an attempt to advise them on ways to recover amounts from the Company.

[redacted information pursuant to Rule 83 confidential treatment request]

Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

[redacted information pursuant to Rule 83 confidential treatment request]

Snap-on has taken steps to vigorously assert these defenses including that class certification is not appropriate. It is not possible to predict the outcome of the franchisees’ claims or the success of any of these defenses since there is little legal precedent governing class proceedings in arbitration and because class proceedings in arbitration have only existed for a short period of time.

In the Item 3 disclosure in our Form 10-K filed on February 21, 2006, we disclosed all material facts known to us, including that the former dealer claimants have successfully asserted in arbitration the right to further proceedings to determine whether class certification in arbitration would be appropriate, as indicated in the discussion above. We also disclosed that we would continue to vigorously assert defenses in these matters and also pursue all other strategies including possible settlement. We believe our concluding sentence in Item 3 that “It is not possible to predict the outcome of these legal matters due, in part, to the uncertainty inherent in legal proceedings, including the absence of precedents and clear procedures regarding class proceedings in arbitration,” was adequate disclosure. We believe this statement clearly communicates that, in light of the complexity and relatively unprecedented legal paths this matter has taken, we simply cannot predict the outcome of this matter and, as a result, we cannot estimate any range of potential loss. As of February 21, 2006, no monetary claim had been pleaded by the claimants with respect to the class claims.

[redacted information pursuant to Rule 83 confidential treatment request]

Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

Comment #2: Item 9A. Controls and Procedures, page 46

We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed in reports filed under the Exchange Act was recorded, processed, summarized and reported within the specified time periods. In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Response:

The Company acknowledges the Staff’s comment and confirms that, as of December 31, 2005, its officers concluded that the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed in its 2005 Form 10-K was recorded, processed, summarized and reported within the specified time periods. The Company also confirms that its officers concluded that the Company’s disclosure controls and procedures were also effective for the purpose of ensuring that material information required to be in its 2005 Form 10-K was made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.

The Company confirms that it will revise its controls and procedures disclosure in future filings to conclude on the effectiveness of its disclosure controls as required by Exchange Act Rule 13a-15(e).

The disclosure the Company expects to make in future filings, assuming that the officers have concluded that the Company’s disclosure controls and procedures are effective, is as follows:

Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of [insert date]. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of [insert date] to ensure that information required to be disclosed by the Company in the reports it

Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission rules and forms, and to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Comment #3: Note 2. Summary of Accounting Policies, page 56, Revenue Recognition, page 57

With a view towards future disclosure, please provide us with a more specific and detailed description of your revenue recognition policy. Please ensure that you include a discussion of your financing programs and the various channels you utilize to distribute your products and services.

Response:

The Company acknowledges the Staff’s comment and confirms that it will include a more specific and detailed description of its revenue recognition policy, including a discussion of the financing programs and the various channels the Company utilizes to distribute its products and services, in future filings. The Company intends to include the following expanded revenue recognition policy disclosure in its first quarter 2006 Form 10-Q:

Revenue Recognition: Snap-on derives revenue primarily from the sale of tool, diagnostic, service and equipment solutions for professional tool and equipment users. Snap-on markets its products and services through the worldwide franchisee mobile van channel, company direct sales, and independent distributor and other non-franchised channels, including its public Internet website. Snap-on also derives revenue from various financing programs to facilitate the sales of its products.

Snap-on recognizes revenue from the sale of tool, diagnostic, service and equipment solutions when all of the following conditions are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) delivery has occurred or services have been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. For sales contingent upon customer acceptance or product installation, revenue recognition is deferred until such obligations are fulfilled. As required by Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists,” estimated product returns are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and assumptions for the gross profit margin and volume of future sales returns. Provisions for customer volume rebates, discounts and allowances are also recorded as a reduction of

Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

reported revenues at the time of sale based on historical experience and known trends. Revenue related to maintenance and subscription agreements is recognized over the term of the agreement.

Snap-on also derives revenue from various financing programs to facilitate the sales of its products. Extended-term contracts, generally with an average term of 33 months, are closed-end, fixed rate contracts offered to professional automotive technicians and owners of automotive repair facilities to enable them to purchase tools and equipment on an extended-term payment plan. Financing options are also available to franchisees to meet a number of financing needs, including van and truck leases, working capital loans, and loans to enable new franchisees to fund the purchase of the franchise. The duration of these contracts can be up to 10 years. The majority of Snap-on’s finance revenue is derived from the vehicle service industry in North America.

Franchise fee revenue, including nominal, non-refundable initial and ongoing monthly fees (primarily for sales and business training and marketing and product promotion programs), is recognized as the fees are earned.

Comment #4: Inventories, page 61

With a view towards future disclosure, please tell us which inventories are valued using a LIFO basis and which are valued using a FIFO basis. If similar materials or products are valued using two different inventory policies, please tell us why you have adopted this practice.

Response:

As of December 31, 2005, Snap-on’s inventories valued using the first-in, first-out (“FIFO”) method approximated 63% of consolidated inventories. The Company accounts for its non-U.S. inventory on the FIFO basis. In the United States, as of December 31, 2005, 31% of inventory was accounted for using the FIFO basis and 69% was accounted for using the last-in, first-out (“LIFO”) basis.

Snap-on’s U.S. inventories accounted for on LIFO consist of purchased product and inventory manufactured at the Company’s heritage U.S. manufacturing facilities (primarily hand tools and tool storage). Snap-on adopted the LIFO inventory valuation method in 1973 for its U.S. locations. As Snap-on began acquiring businesses in the 1990’s, the Company retained the FIFO inventory valuation methodology used by the predecessor businesses prior to their acquisition by Snap-on; the Company does not adopt the LIFO inventory valuation methodology for new acquisitions. The Company’s decision to not adopt the LIFO inventory valuation methodology for new acquisitions results in inventory at some U.S. locations being valued at LIFO and inventory at other U.S. locations being valued at FIFO. As a result, similar materials or products may be

Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

valued using different inventory valuation methodologies depending on whether the manufacturing location is a LIFO or FIFO entity. However, the Company does not manufacture the same product at both a FIFO and a LIFO location. For example, items manufactured at a FIFO location that are subsequently purchased for sale through the Snap-on distribution channel will be accounted for by the distribution center using the LIFO valuation method. The Company does not, except for limited customer returns due to quality issues, ship product from the Snap-on distribution system back to the manufacturing locations.

Based on the Staff’s comment, the Company will revise its inventory footnote disclosure in future filings to include the percentage of inventory valued using a LIFO basis and the percentage of inventory valued using a FIFO basis. The Company intends to include the following inventory disclosure (shown below using fiscal year-end 2005 and 2004 data) in its first quarter 2006 Form 10-Q:

Note 4: Inventories

Inventories by major classification as of fiscal year-end 2005 and 2004 are as follows:

(Amounts in millions)	2005	2004
Finished goods	$269.0	$308.6
Work in progress	33.6	40.0
Raw materials	62.7	69.6

Total FIFO value	365.3	418.2
Excess of current cost over LIFO cost	(82.1)	(76.3)

Total inventories	$283.2	$341.9

Inventories accounted for using the first-in, first-out (“FIFO”) method as of December 31, 2005, and January 1, 2005, approximated 63% and 65% of total inventories. The Company accounts for its non-U.S. inventory on the FIFO basis. As of December 31, 2005, 31% of U.S. inventory was accounted for using the FIFO basis and 69% was accounted for using the last-in, first-out (“LIFO”) basis. LIFO inventory liquidations resulted in a reduction of “Cost of goods sold” on the accompanying Consolidated Statements of Earnings of $9.6 million in 2005 and $4.0 million in 2004.

Snap-on adopted the LIFO inventory valuation method in 1973 for its U.S. locations. Snap-on’s U.S. inventories accounted for on LIFO consist of purchased product and inventory manufactured at the Company’s heritage U.S. manufacturing facilities (primarily hand tools and tool storage). As Snap-on began acquiring businesses in the 1990’s, the Company retained the FIFO inventory valuation methodology used by the predecessor businesses prior to their acquisition by Snap-on; the Company does not adopt the LIFO inventory valuation methodology for new acquisitions.

Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

Comment #5: Exhibits 31.1 and 31.2

We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

The Company acknowledges the Staff’s comment and confirms that it will revise the certifications required by Section 302 of Sarbanes-Oxley and the SEC’s rules under that section in future filings to remove the titles of the certifying individuals and conform the certification language to the applicable rules.

See the attached representations from the Company’s certifying officers acknowledging that the Section 302 certifications included in the Company’s 2005 Form 10-K on Exhibits 31.1 and 31.2 were signed by them in their personal capacity.

* * * *

The Registrant acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and,

•	Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Hartz
United States Securities and Exchange Commission
April 25, 2006

Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in their review of our filing or in response to the SEC’s comments on our filing. Please contact me by phone at (262) 656-4804 or by FAX at (262) 656-5221 if you need further clarification or have further questions.

Sincerely,

/s/ Martin M. Ellen

Martin M. Ellen
Principal Financial Officer
Chief Financial Officer
Senior Vice President – Finance
Snap-on Incorporated

cc:	Ms. Patricia Armelin Staff Accountant Division of Corporation Finance/Mail Stop 7010 United States Securities and Exchange Commission Washington, D.C. 20549-7010